EXHIBIT 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Years Ended June 30, 2002, 2001, 2000, 1999, and 1998

	2002	2001	2000	1999	1998
Pretax income from continuing operations	$152,676	$177,206	$177,055	$197,719	$231,138
Distribution of earnings from unconsolidated affiliates	639	527	4,220	840	602
Fixed charges	50,459	64,553	57,907	57,744	64,881

Earnings	$203,774	$242,286	$239,182	$256,303	$296,621
Interest	$47,831	$61,576	$56,869	$56,837	$63,974
Amortization of premiums and other	2,628	2,977	1,038	907	907

Fixed Charges	$50,459	$64,553	$57,907	$57,744	$64,881
Ratio of Earnings to Fixed Charges	4.04	3.75	4.13	4.44	4.57